August 11, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Zoe’s Kitchen, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-197682)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering by the Company and certain selling stockholders of the Company of up to 4,000,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 p.m. (ED/ST) on August 13, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated August 11, 2014, through the date hereof:

Preliminary Prospectus dated August 11, 2014:
2088 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

[Signature Page to Underwriter Acceleration Request]
Very truly yours,
JEFFERIES LLC

By:    /s/ Michael A. Bauer
Name: Michael A. Bauer
Title: Managing Director

PIPER JAFFRAY & CO.

By:    /s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

As Representatives of the several Underwriters